

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2014

Via E-mail
Christoph Trina
Chief Executive Officer
Enviro-Serv, Inc.
8875 Hidden River Parkway, #300
Tampa, FL 33637

> **Re: Enviro-Serv, Inc.**
> **Amendment No. 3 to Registration Statement on Form 1-A**
> **Filed September 3, 2014**
> **File No. 024-10394**

Dear Mr. Trina:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please send all amendments and correspondence to the following address: Filer Desk – Mail Stop 3040, U.S. Securities and Exchange Commission, 100 F Street, N.E., Washington, DC 20549.

2.   We note your response to comment 6 of our comment letter dated July 25, 2014, stating that Macallan Partners intends to purchase your common stock pursuant to this exempt offering under Regulation A. It thus appears that you are attempting to exempt from registration a primary offering and sale of common stock to Macallan Partners pursuant to an equity line financing agreement, under Regulation A. However, you are not eligible to rely upon Rule 415(a)(1)(x) of the Securities Act of 1933 to conduct an "at the market offering," and therefore, you cannot comply with Rule 415(a)(4). Accordingly, the exemption under Regulation A of the sale of common stock to Macallan Partners does not appear to be available, as currently contemplated. Please revise your

offering statement to remove all securities being sold pursuant to the Investment Agreement with Macallan Partners, or provide us with a detailed legal analysis of how your proposed offering is permitted under Rule 415. Refer to Rule 251(d)(3) of Regulation A and Question 139.21 of the Securities Act Sections Compliance and Disclosure Interpretations, which is available on our website.

Part I – Notification

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3

3. We note your response to prior comment 3, but do not see any revised disclosure on page 4. Please revise your disclosure under section (c) of Item 5 to specify the Commission rule or regulation relied upon for exemption for the registration requirements of the Securities Act, and state briefly the facts relied upon for such exemption.

Dilution, page 19

4. We note your response to prior comment 17 and indicate that there continues to be an inconsistency in your disclosure. In the paragraph preceding your dilution table, you disclose an immediate dilution in your pro forma net tangible book value of $0.00013 per share to new investors. This dilution amount is inconsistent with the dilution amount to investors in the table (under the scenario that the maximum number of shares are issued) which is $0.00026.

Use of Proceeds, page 21

5. We note your response to prior comment 13. Please refer to the procedural requirements for confidential treatment requests discussed in Staff Legal Bulletin No. 1, which is available on our website. Please tell us whether you have filed an application with the Office of the Secretary.

Post-offering qualification 12 month business plan of operations, page 25

6. We note your disclosure on page 25 that you recently announced the signing of a confidentiality agreement with a proposed air conditioning company target. Please clarify whether you have entered into an agreement to acquire this air conditioning company target. If so, please disclose the principal terms of any such agreement and please file such the agreement as an exhibit. Please also clarify the anticipated source of funds to complete this acquisition.

Pest Control, page 26

7.   We note your disclosure regarding the specific services that X-Terminate, Inc. provides. Please provide similar disclosure concerning the specific services that the Target, a termite and pest control business, provides. Please also disclose, if known, the number of employees you anticipate working for the Target subsequent to your acquisition. Finally, please clarify whether your subsidiaries will operate under their own names or whether they will operate under the Enviro-Serv brand.

Financial Statements of Enviro-Serv, Inc., pages 37 to 44

8.   Please amend your filing to include a balance sheet as of December 31, 2013.

Item 3. Financial Statement Note Information, pages 40 to 44

9.   We note your response to comment 27 but are unable to locate your newly included disclosures related to impairment testing of goodwill. Please advise.

10.   Please amend your disclosure on page 41 as you have not capitalized the balance of the deficit as organization costs. Additionally, please apply this comment to your disclosure in the interim financial statements on page 55.

11.   Please disclose, if so, that your financial statements are prepared in accordance with generally accepted accounting principles. Additionally, please apply this comment to the financial statements of the predecessor entity.

Interim Financial Statements of Enviro-Serv, Inc., pages 37 to 44

12.   Please ensure your financial statements present consistent periods throughout and amend your financial statements, as appropriate. In your response, please address that the Consolidated Statement of Stockholders Equity appears to be reflected as of May 31, 2014 while other financial statements appear to be reflected as of or for the six-month period ended June 30, 2014.

13.   We note your response to comment 16 which indicates that there is an asset purchase agreement in place for the acquisition of the target company. Please provide disclosure within your interim financial statements addressing the probable acquisition and the key terms of the purchase.

Pro Forma Statements, pages 59 to 66

14.   Please revise your pro forma financial statements in an amended filing such that the interim financial statement periods used in your pro forma information are consistent with the financial statement periods included within your interim financial statements included elsewhere within your filing.

Target Company Financial Statements, pages 67 to 69

15.   We note your response to comments 1 and 19 which indicate that the Target Company has not yet generated its June 30, 2014 financial statements. Please clarify this situation for us as you appear to have included Target Company financial statements as of July 31, 2014. Further, please tell us why you have not provided Target Company financial statements for the year ended December 31, 2013.

16.   Please amend your financial statements in an amended filing to include basic and key footnotes including, but not limited to, the nature of the business, revenue recognition policies and whether or not the financial statements have been prepared in accordance with generally accepted accounting principles.

Subscription Agreement, page 118

17.   We note your response to prior comment 30 and revised disclosure on page 123. Please remove the language in paragraph (b)(i) on page 123 indicating that the investor "has read the section in the Offering Circular titled 'Risk Factors.'"

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request qualification of the offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Regulation A regarding requests for qualification. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification of the offering statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Allen Tucci, Esq.